GrafTech International Ltd. 982 Keynote Circle Brooklyn Heights, Ohio USA 44131

April 13, 2018

BY EDGAR AND BY HAND

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed on April 13, 2018
File No. 333-223791

Dear Ms. Ravitz:

GrafTech International Ltd. (the “Company”) has filed today amendment no. 4 (“Amendment No. 4”) to the registration statement on Form S-1 (File No. 333-223791) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2018. Amendment No. 4 has been filed solely for the purposes of (i) reflecting the stock split of the Company’s outstanding common stock that was effected on April 12, 2018, and accordingly including the final audit report of the Company’s independent auditors in the prospectus contained in the Registration Statement, (ii) filing certain exhibits to the Registration Statement, including a revised validity opinion (Exhibit 5.1) and (iii) updating certain information in Part II of the Registration Statement.

For the convenience of the staff of the Division of Corporation Finance of the Commission (the “Staff”), we are also sending, by hand, five copies of each of this letter and Amendment No. 4 in paper format, marked to show changes from amendment no. 3 to the Registration Statement as filed on April 4, 2018.

If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Alejandro Canelas Fernandez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP